FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number: 001-14270

NORTEL INVERSORA S.A.
(Translation of registrant’s name into English)

Alicia Moreau de Justo 50
Piso 11
C1107AAB-Buenos Aires
Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Call for Annual General Meeting of Shareholders of Common Stock and Special Meeting of Shareholders of Class A Preferred Stock on September 11, 2009

NORTEL INVERSORA S.A.

CALL FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS OF COMMON STOCK AND SPECIAL MEETING OF SHAREHOLDERS OF CLASS A PREFERRED STOCK

The shareholders are called to hold an Annual General Meeting of Shareholders of Common Stock and a Special Meeting of Shareholders of Class A Preferred Stock to be held on first call, on September 11, 2009, at 10:00 a.m., at Av. Alicia Moreau de Justo 50, Ground Floor, City of Buenos Aires, to discuss the following:

AGENDA

1)	(a) Reasons for holding a late Annual Shareholders’ Meeting. (b) Appointment of two shareholders to approve and sign the minutes of the meeting.

2)
Consideration of the documents set forth in Section 234, paragraph 1, of Law 19,550 and by the Rules of the Comisión Nacional de Valores (i.e., Argentina Securities Commission), the Buenos Aires Stock Exchange, and the accounting documents in English required by the United States Securities and Exchange Commission for the fiscal year ended December 31, 2008.

3)	Consideration of the non-appropriated profit/(loss) amount as of December 31, 2008.

4)	Consideration of the performance of the Board of Directors and the Supervisory Committee for the fiscal year ended December 31, 2008 and such performance up to the date of this Shareholders’ Meeting.

5)	Consideration of the Board of Directors’ compensation (AR$672,000, appropriated amount)

for the fiscal year ending December 31, 2008 and up to the date of this Shareholders’ Meeting, equivalent to 0.08% of the “Calculated Profits,” determined pursuant to Section III of the Rules of the Comisión Nacional de Valores, vis a vis the proposal of non-payment of dividends due to the Company’s lack of liquidity.

6)
Authorization of the Board of Directors to make advance payments of up to AR$600,000, following this Shareholders’ Meeting, to those directors who, during the twentieth-first fiscal year, will qualify as “independent”, perform technical and administrative services, or perform special commissions subject to ratification at the shareholders’ meeting in which financial documents for the above referenced year will be considered.

7)
Fees payable to the Supervisory Committee for the twentieth-first fiscal year and up to the date of this Shareholders’ Meeting (proposal of payment of an aggregate amount of AR$160,000).  Authorization to make advance payments of fees, following this Shareholders’ Meeting, to the members of the Supervisory Committee to be appointed for the twentieth-first fiscal year up to an amount to be determined by the Shareholders’ Meeting, subject to ratification at the shareholders’ meeting in which financial documents for the above referenced year will be considered.

8)	Determination of the number of regular and alternate directors for the twentieth-first fiscal year.

9)	Election of the regular and alternate director for the twentieth-first fiscal year by shareholders of Class A preferred stock.

10)	Election of the regular and alternate directors for the twentieth-first fiscal year by shareholders of common stock.

11)	Election of the regular and alternate members of the Supervisory Committee for the twentieth-first fiscal year.

12)
Consideration and eventual ratification of the Board Resolution that approved Price Waterhouse & Co S.R.L.’s continuity as external auditors for the financial statements for the twentieth-first fiscal year and up to the date of this Shareholders’ Meeting.  Appointment of the external auditors for the twentieth-first fiscal year and determination of their fees, as well as of fees payable to external auditors who rendered their services during the fiscal year ended December 31, 2008.

13)	Consideration of the Audit Committee’s budget for fiscal year 2009.

14)
Consideration of item No. 4 of the Agenda of the shareholders’ meeting held on April 30, 2008, which was not fully resolved at the time by the attending shareholders:  “Consideration of the performance of the Board of Directors and the Supervisory Committee for the fiscal year ended December 31, 2007.”

15)
Consideration of item No. 5 of the Agenda of the shareholders’ meeting held on April 30, 2008, which was not resolved at the time by the attending shareholders:  “Consideration of the Board of Directors’ compensation (AR$324,000, appropriated amount) for the fiscal year ending December 31, 2007, equivalent to 0.10% of the “Calculated Profits,” determined pursuant to Section III of the Rules of the Comisión Nacional de Valores, vis a vis the proposal of non-payment of dividends due to the Company’s lack of liquidity.”

16)
Consideration of item No. 7 of the Agenda of the shareholders’ meeting held on April 30, 2008, which was not resolved at the time by the attending shareholders:  “Fees payable to the Supervisory Committee for the nineteenth fiscal year.”

THE BOARD

Note I:  To attend the Shareholders’ Meetings, shareholders of common stock and shareholders of Class A preferred stock shall deliver an attendance notice no less than three business days before the Shareholders’ Meetings, to Av. Alicia Moreau de Justo 50, 11th floor, City of Buenos Aires, from 10:00 a.m. to 12:00 a.m., and from 3:00 p.m. to 5:00 p.m.  The deadline is September 7, 2009, at 5:00 p.m.  Election of the members of the Board of Directors referred to in Item No. 10 of the Agenda shall be made by shareholders of common stock only.  The election of members of the Board of Directors referred to in Item 9 shall be made by shareholders of Class A preferred stock only.  The Shareholders’ Meetings shall not be held at the legal domicile of the Company.

Note II:  Pursuant to General Resolution No. 465/2004 of the Comisión Nacional de Valores, the following information must be submitted by holders of record of the Company’s shares upon registration to attend the Shareholders’ Meetings:  full name or corporate name; type and number of identity document (for individuals) or registration data (for legal entities), specifically indicating the Registry and jurisdiction where they are registered; and domicile, indicating type of domicile.  The same information must be submitted by any individual attending the Shareholders’ Meetings as a representative of a holder of record of shares.

Note III:  Any persons attending the Shareholders’ Meetings as custodians or managers of third parties’ shares are required to comply with the requirements of Item II.9 of the Rules of the Comisión Nacional de Valores so as to be eligible to cast a dissenting vote.

Note IV:  Paper copies of all documents to be considered by the Shareholders’ Meetings, including all proposals made by the Board of Directors in connection with the Agenda, are available at the legal domicile of the Company during the days and hours referred to in Note I above.

Proposals made by the Board of Directors in connection with each of the Items of the Agenda for the Shareholders’ Meetings

First Item:  A) It is resolved that, at the beginning of the Shareholders’ Meeting, the Board of Directors will explain the reasons for the postponement of the Shareholders’ Meeting (which was originally called for April 29, 2009 and provisionally suspended by a court order) and explain how such postponement impacts the Board’s proposals relating to points 4, 5, 7 and 12 of the Agenda.  The Board of Directors proposes that the Shareholders appoint the two shareholders (or representatives of shareholders) having registered the highest number of shares to participate in the Shareholders’ Meeting to approve and sign the minutes thereof.

Second Item:  It is proposed that all documents for the fiscal year ended December 31, 2008 (Annual Report, Financial Statements with all the Charts, Notes and Schedules, Supplementary Financial Information, Report of the Supervisory Committee, Report of the Audit Committee and Report pursuant to Section 68 of the Listing Rules of the Buenos Aires Stock Exchange, and all other documents for the fiscal year, including the documents in English required by the Securities & Exchange Commission) be approved in the form that such documents have been submitted to the shareholders at the Shareholders’ Meeting by the Board of Directors, the Supervisory Committee and the Audit Committee.

Third Item:  Since the Company has non-appropriated profit amounts as of December 2008 but lacks liquidity, the Board of Directors proposes that all non-appropriated profit amounts be carried forward.

Fourth Item:  The performance of the Board of Directors and of the Supervisory Committee that served during the fiscal year ended December 31, 2008 and up to the date of this Shareholders’ Meeting, is subject to the consideration at the Shareholders’ Meeting.

Fifth Item:  The Board of Directors proposes that an aggregate amount of AR$672,000 be paid to the board of directors that served during fiscal year 2008, to be distributed among its independent members in the manner to be decided by the Board of Directors.  The proposed amount compensates all services rendered by the Directors as of the date of the Shareholders’ Meeting to be held on September 11, 2009 (16 months of service).

Sixth Item:  It is proposed that the Shareholders’ Meeting authorize the Board of Directors to make advances of up to AR$600,000 to those of its members qualifying as “independent directors,” performing technical and administrative services or special commissions during the fiscal year ending December 31, 2009, and authorize the Board to increase the amount of advances in case of inflation.

Seventh Item:  The Board of Directors proposes that an aggregate amount of AR$160,000 be paid to the Supervisory Committee for the fiscal year 2008, to be distributed among its regular members in the manner to be decided by them.  The proposed amount compensates the members of the Supervisory Committee for all services rendered up to the date of the Shareholders’ Meeting to be held on September 11, 2009 (16 months of service).  In addition, the Board proposes that the Shareholders’ Meeting authorize the Board of Directors to make advances of up to AR$150,000 to the members of the Supervisory Committee to be appointed for the twentieth-first fiscal year, subject to ratification at the shareholders’ meeting in which the financial documents for such year will be considered, and authorize the Board to increase said amount in case of inflation.

Eighth Item:  It is proposed that the Board of Directors have six regular members and six alternate members serve during the fiscal year ending December 31, 2009, which members shall include the regular and alternate members to be appointed by the shareholders of Class A preferred stock at the Special Shareholders’ Meeting, upon their consideration of point 9 of the Agenda.

Ninth Item:  The Board of Directors refrains from making a proposal on this Item.  It reminds those shareholders proposing candidates for the Board of Directors and the Supervisory Committee that they must inform at the Shareholders’ Meeting whether each candidate is “independent” or “non-independent” pursuant to the guidelines set forth by the Comisión Nacional de Valores.  The Board also reminds those shareholders that for purposes of forming the Audit Committee, at least three regular members of the Board of Directors that qualify as “independent” under Rule 10 A-3 of the Securities and Exchange Commission (one of them being the regular member to be appointed by the shareholders of Class A preferred stock), two of which must also qualify as “independent” under the rules of the Comisión Nacional de Valores, must be appointed at the Shareholders’ Meeting.  In addition, one or more alternate members that qualify as “independent” under both sets of rules, in case any regular members of the Audit Committee need to be replaced.

Tenth Item:  The Board of Directors refrains from making a proposal on this Item and refers shareholders to the considerations discussed in the Ninth Item above.

Eleventh Item:  The Board of Directors refrains from making a proposal on this Item and refers shareholders to all considerations discussed in the Ninth Item above.

Twelfth Item:  The Board of Directors proposes the ratification of the Board of Directors’ Resolution approving the continuity of Price Waterhouse & Co. SRL (who have served as external auditors during fiscal year 2008) as external auditors for the fiscal year ending December 31, 2009, and up to the date of this Shareholders’ Meeting.  The Board of Directors also proposes the appointment of Price Waterhouse & Co. SRL as external auditors for the fiscal year ending December 31, 2009, informing that, if this proposal is approved, as from the third trimester of this fiscal year, Mr. Alejandro Pablo Frechou will serve as certifying accountant and Mr. Carlos Néstor Martinez will serve as his alternate.  In addition, it is proposed that the external auditors fees be fixed by the shareholders’ meeting in which the financial documents for the fiscal year ending December 31, 2009 will be considered, and that the Shareholders’ Meeting authorize the Audit Committee to decide the manner in which the external auditors’ services will be rendered and to make advance payments of fees.  It is also proposed that the fees of the external auditors who served during the fiscal year ended December 31, 2008 be fixed at the aggregate amount of AR$90,446 VAT included.

Thirteenth Item:  The Board of Directors proposes the approval of the 2009 budget for the Audit Committee in an amount of AR$50,000, in accordance with the assessment made by the Audit Committee.

Fourteenth Item:  Following the resolutions adopted by the Board of Directors in its meeting on March 27, 2008, the performance of the Board of Directors and of the Supervisory Committee that served during the fiscal year ended December 31, 2007 is subject to the consideration at the Shareholders’ Meeting.

Fifteenth Item:  Following the resolutions adopted by the Board of Directors in its meeting on March 27, 2008, the Board of Directors once again proposes that an aggregate amount of AR$324,000 (equivalent to 0.10% of the “Calculated Profits,” determined pursuant to Section III of the Rules of the Comisión Nacional de Valores) be paid to the board of directors that served during fiscal year 2007, to be distributed among its independent members in the manner to be decided by the Board of Directors.  The Audit Committee considered the proposal included in this Item to be reasonable in its opinion delivered in anticipation of the Board of Directors meeting held on March 27, 2008.

Sixteenth Item:  Pursuant to the resolutions adopted by the Board of Directors in its meeting on March 27, 2008, the Board of Directors proposes that an aggregate amount of AR$60,000 be paid to the Supervisory Committee for the fiscal year 2007, to be distributed among its regular members in a manner to be decided by them.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: August 19, 2009	By:	/s/ José Gustavo Pozzi
		Name:	José Gustavo Pozzi
		Title:	General Manager